HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 April 14, 2014

John Coleman
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Tara Minerals Corp.
            Form 10-K for Year Ended December 31, 2012
            File No. 333-143512

Dear Mr. Coleman:

     This office represents Tara Minerals Corp. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated April 1, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1. We confirm that in future filings the Company will include an exhibit which will show the identifying numbers and expiration dates for the Company's principal properties.

     2. The temporary permits previously held by the Company expired in the third quarter 2013. The Company is nevertheless allowed to perform the following without permits:

     o    Road maintenance/refurbishment of existing roads only;

     o    Living quarter construction/maintenance;

     o    Surveying;

     o    Surface Sampling;

     o    Old workings exploration/identification and sampling;

     o    Mapping;

     o    Plant maintenance and refurbishment;

     o Use of 900kva electricity for plant testing during maintenance and refurbishment;

     o Fencing, limiting identifying surface areas and general protection for all working and old working areas (safety); and

     o    Locating and drilling of a water well.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                         Very Truly Yours,

                                         HART & HART, LLC

                                          /s/ William T. Hart

                                         By
                                            William Hart